EXHIBIT 99.1

Valneva to Conduct Investor Meetings during the J.P. Morgan Healthcare Conference and Oddo BHF Forum

Saint-Herblain (France), December 21, 2022 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company, today announces that members of its management team including Thomas Lingelbach, CEO and Peter Bühler, CFO will hold investor meetings during the 41st Annual J.P. Morgan Healthcare Conference, January 9 – 12, 2023 in San Francisco and the Oddo BHF Forum, January 5 - 6, 2023 in Lyon France.

Valneva’s CEO and CFO will notably discuss the Company’s current vaccine pipeline and commercial products as well as highlight Valneva’s core near- and mid-term value drivers, including its Lyme disease vaccine candidate VLA15 (Phase 3, partnered with Pfizer) and its single shot chikungunya virus vaccine candidate VLA1553 (rolling submission of biologics license application underway).

To schedule a 1on1 investor meeting with Valneva, institutional investors and analysts can contact Valneva’s investor relations department at investors@valneva.com.

About Valneva SE
Valneva is a specialty vaccine company focused on the development, production and commercialization of prophylactic vaccines for infectious diseases with significant unmet medical need. The Company takes a highly specialized and targeted approach to vaccine development and then applies its deep understanding of vaccine science to develop prophylactic vaccines addressing these diseases. Valneva has leveraged its expertise and capabilities both to commercialize three vaccines and to rapidly advance a broad range of vaccine candidates into and through the clinic, including candidates against Lyme disease and the chikungunya virus.

Media & Investor Contacts Laëtitia Bachelot-Fontaine VP Global Communications & European Investor Relations M +33 (0)6 4516 7099 laetitia.bachelot-fontaine@valneva.com	Joshua Drumm, Ph.D. VP Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com

Forward-Looking Statements
This press release contains certain forward-looking statements relating to the business of Valneva, including with respect to regulatory approval of VLA1553, timing and plans for clinical programs and product candidates and revenue forecasts. In addition, even if the actual results or development of Valneva are consistent with the forward-looking statements contained in this press release, those results or developments of Valneva may not be indicative of future results. In some cases, you can identify forward-looking statements by words such as "could," "should," "may," "expects," "anticipates," "believes," "intends," "estimates," "aims," "targets," or similar words. These forward-looking statements are based on the current expectations of Valneva as of the date of this press release and are subject to a number of known and unknown risks and uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievement expressed or implied by these forward-looking statements. In particular, the expectations of Valneva could be affected by, among other things, uncertainties involved in the development and manufacture of vaccines, unexpected clinical trial results, unexpected regulatory actions or delays, competition in general, currency fluctuations, the impact of the global and European credit crisis, the ability to obtain or maintain patent or other proprietary intellectual property protection and the impact of the COVID-19 pandemic. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements made in this press release will in fact be realized. Valneva is providing the information in this press release as of the date hereof and disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.